Atheron, Inc.
3598 Durango Street Palana
Makati City 1235, Philippines

July 19, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Edward M. Kelly

Re:          Atheron, Inc.
Post-effective Amendment 1 to Registration Statement on Form S-1
Filed June 23, 2010
File No.: 333-138189

Dear Mr. Kelly:

I write on behalf of Atheron, Inc., (the “Company”) in response to Staff’s letter of July 12, 2010, by Edward M. Kelly, Senior Counsel at the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Post-effective Amendment 1 to Registration Statement on Form S-1, filed June 23, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.
the registration statement on form sb-2 was declared effective on november 8, 2006 and included audited statements for the fiscal year ended august 31, 2006.  the registration statement has been effective for more than nine months and the audited financial statements in the registration statement are older than 16 months without having been updated for purposes of section 10(a)(3) of the securities act.  section 5(b) of the securities act, together with section 2(a)(10)(a) of the securities act, requires that a prospectus meeting the requirements of section 10(a)(3) be delivered before or at the same time with a confirmation of sales of security.  please tell us whether offers or sales were made under the registration statement without a valid section 10(a)(3) prospectus.  we may have further comments after reviewing your response.

In response to this comment, no offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.

closing

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Atheron, Inc.

/s/ Susanna Hilario
Susanna Hilario
President, Chief Executive Officer and Director